Exhibit 99.2

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
15 February 2011
Sterlite Industries (India) Limited
Announces Completion of Acquisition of
Lisheen Mine in Ireland
Sterlite Industries (India) Limited (“Sterlite”) today announces the completion of the acquisition of the Lisheen Zinc Mine (“Lisheen”) in Ireland from Taurus International S.A., a member of the Anglo American plc group (“Anglo American”) for a share value of approximately $546 million, which includes approximately $275 million against cash balance available at Lisheen as on date.
On 10 May 2010, Vedanta announced the proposed acquisition of Anglo American’s Zinc Assets (“Anglo Zinc”) for a total cash consideration of $1,338 million, on an attributable, debt and cash free basis. Anglo Zinc comprises the 100% owned Skorpion mine in Namibia, the 100% owned Lisheen mine in Ireland and the 74 % owned Black Mountain Mines, which includes the Black Mountain mine and Gamsberg project in South Africa. The acquisitions of the Skorpion mine and Black Mountain mine were completed in December 2010 and February 2011, for cash considerations of approximately $707 million and $348 million respectively.
The Lisheen acquisition completes the acquisition of all the three Anglo Zinc assets.
Anglo Zinc is an excellent operational and strategic fit with our existing business and will create significant long term value for shareholders. This acquisition will consolidate our position as the world’s largest integrated zinc — lead producer with significant reserves and resources of 478 million tonnes.
Commenting on the transaction, Anil Agarwal, Chairman said: “We are pleased to have completed the last leg of the Anglo Zinc acquisition. We welcome the Anglo American Zinc team and look forward to working towards growing the business.”

Sterlite Industries (India) Limited Completion of Acquisition of Lisheen Mine	Page 2 of 2

For further information, please contact:

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.